600 Travis, Suite 4200 Houston, Texas 77002 713.220.4200 Phone 713.220.4285 Fax andrewskurth.com

July 30, 2013

VIA EDGAR

Ms. Pamela A. Long

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Integrated Electrical Services, Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed July 11, 2013
File No. 333-188182

Dear Ms. Long:

Set forth below are the responses of Integrated Electrical Services, Inc., a Delaware corporation (the “Company,” “we,” “us” or “our”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 24, 2013, with respect to the Company’s Amendment No. 2 to Registration Statement on Form S-4, filed with the Commission on July 11, 2013 (File No. 333-188182) (the “Registration Statement”). Each response below has been prepared and is being provided by the Company, which has authorized Andrews Kurth LLP to respond to the Staff’s comments on its behalf.

Concurrently with the submission of this response letter, we are filing, through EDGAR, Amendment No. 3 to the Registration Statement (“Amendment No. 3”). We have also hand-delivered three copies of Amendment No. 3, together with three copies of Amendment No. 3 that are marked to show all revisions to the Registration Statement.

For the Staff’s convenience, each of our responses is preceded by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 3, unless indicated otherwise. Capitalized terms not defined herein shall have the meanings ascribed to such terms in the Registration Statement.

Interests of Directors, Executive Officers and Affiliates of MISCOR in the Merger, page 20

1.

We note your response to comment 12 of our letter dated June 26, 2013, and in particular that all members of MISCOR’s management team, including the executive officers of MISCOR, will continue with the surviving corporation. Please advise whether any member of the MISCOR management team will serve as a director or an executive officer

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Ms. Pamela A. Long

July 30, 2013

of the surviving corporation. If so, please provide the information required by Item 18(a)(7) of Form S-4 with respect to such member(s).

Response:

In response to the Staff’s comment, we confirm that while no director or executive officer of MISCOR will serve as a director or executive officer of the Company or a director of Merger Sub following completion of the merger, Michael Moore and Marc Valentin are expected to serve as executive officers of Merger Sub, which, following completion of the merger, we refer to as the surviving corporation. To that end, we have revised the Registration Statement to make clear that in the merger, MISCOR will merge with and into Merger Sub, with Merger Sub surviving the merger as the “surviving corporation,” a direct, wholly-owned subsidiary of the Company. In addition, we have revised the Registration Statement to include the following disclosure on pages 21, 70 and 242:

It is anticipated that Michael Moore and Marc Valentin, each of whom currently serves as an executive officer of MISCOR, will also serve as executive officers of Merger Sub, which we refer to as the “surviving corporation,” following completion of the merger.

Pursuant to Item 18(a)(7) of Form S-4, we have also revised the Registration Statement to include the information required with respect to Messrs. Moore and Valentin pursuant to Items 402 and 404 of Regulation S-K under “MISCOR Executive Compensation” and “Certain Relationships and Related Party Transactions of MISCOR,” respectively, beginning on page 242. The information required with respect to Messrs. Moore and Valentine pursuant to Item 401 of Regulation S-K is set forth under “MISCOR Directors and Executive Officers” beginning on page 227.

Material U.S. Federal Income Tax Consequences, page 27

2.	Please revise your disclosure in this section to provide a firm opinion of counsel that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. We note that counsel has provided this opinion in the section entitled “Material U.S. Federal Income Tax Consequences of the Merger.”

Response:

In response to the Staff’s comment, we have revised the Registration Statement to include the following disclosure under “Summary—Material U.S. Federal Income Tax Consequences” on page 27:

This discussion of U.S. federal income tax consequences assumes that the merger will be consummated as described in the merger agreement and this joint proxy statement/prospectus. In the opinion of Ulmer & Berne LLP, the merger will be treated for U.S. federal income tax purposes as a

Ms. Pamela A. Long

July 30, 2013

reorganization qualifying under the provisions of Section 368(a) of the Code.

Important Information About the Unaudited Financial Projections, page 73

3.	Please remove the statement that the inclusion of the financial projections shall not be deemed an admission or representation by IES or MISCOR that such information is material.

Response:

In response to the Staff’s comment, we have revised the Registration Statement to remove the statement that the inclusion of the financial projections shall not be deemed an admission or representation by IES or MISCOR that such information is material.

Exhibit 8.2

4.	We note your response to comment 13 of our letter dated June 25, 2013, and that the short- form tax opinion of Ulmer & Berne has been filed as Exhibit 8.2. Please note that in a short- form opinion, the tax disclosure in the prospectus serves as the tax opinion, and the short- form opinion filed as an exhibit must state clearly that the disclosure in the tax consequences section is the opinion of counsel. Please revise Exhibit 8.2 accordingly. See Section III.B. of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

Response:

In response to the Staff’s comment, Exhibit 8.2 has been revised to include the following disclosure:

In addition, we hereby confirm that, subject to the qualifications, exceptions, assumptions and limitations stated in the Registration Statement and set forth herein, the discussions set forth in the Registration Statement under the caption “Material U.S. Federal Income Tax Consequences of the Merger” constitutes our opinion as to the those matters set forth therein described as the opinion by tax counsel to MISCOR or as ascribed to us.

5.	Please remove the language stating that the opinion does not address all of the U.S. federal income tax consequences of the merger. This language suggests that counsel’s opinion does not opine on all material federal tax consequences.

Response:

In response to the Staff’s comment, Exhibit 8.2 has been revised to remove the statement that the opinion does not address all of the U.S. federal income tax consequences of the Merger.

Ms. Pamela A. Long

July 30, 2013

Undertakings

6.	Please remove the undertaking in paragraph (5) as you are not permitted to incorporate by reference and therefore the undertaking is not applicable.

Response:

In response to the Staff’s comment, we have revised the Registration Statement to remove the undertaking in paragraph (5).

Consent of Independent Registered Public Accounting Firm

7.	Please amend your filing to include a consent from Calvetti, Ferguson & Wagner, P.C.

Response:

In response to the Staff’s comment, we have revised the Registration Statement to include an updated consent from Calvetti, Ferguson & Wagner, P.C. as Exhibit 23.3.

Please direct any questions you have with respect to the foregoing to the undersigned at (713) 220-4360 or moleary@andrewskurth.com.

Very truly yours,

/s/ G. Michael O’Leary

cc:	Gail Makode, Integrated Electrical Services, Inc.